SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vast Renewables Limited
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

Q9379E105
(CUSIP Number)

Nabors Lux 2 S.a.r.l.

8-10 Avenue de la Gare, Grand-Duchy of Luxembourg

R.C.S. Luxembourg B 154.034

(281) 775-4890

with a copy to:

Scott Golenbock, Esq.

Brett Nadritch, Esq.

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Q9379E105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nabors Lux 2 S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,907,025 Ordinary Shares (as defined below) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,907,025 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,907,025 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Inclusive of warrants to purchase 7,441,500 Ordinary Shares exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.

(2)	Percentage beneficial ownership is based on 29,291,884 Ordinary Shares, outstanding as of December 22, 2023, as reported in that certain Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, together with warrants to purchase 7,441,500 Ordinary Shares owned by the Reporting Person named above and the 681,620 Ordinary Shares issued by the Issuer to the Reporting Person on January 12, 2024.

CUSIP NO.	Q9379E105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nabors Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2€ ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,907,025 Ordinary Shares (as defined below) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,907,025 Ordinary Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,907,025 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Inclusive of warrants to purchase 7,441,500 Ordinary Shares exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.

(4)	Percentage beneficial ownership is based on 29,291,884 Ordinary Shares, outstanding as of December 22, 2023, as reported in that certain Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, together with warrants to purchase 7,441,500 Ordinary Shares owned by the Reporting Person named above and the 681,620 Ordinary Shares issued by the Issuer to the Reporting Person on January 12, 2024.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the initial Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Persons with the SEC on January 3, 2024. The Initial Schedule 13D relates to the ordinary shares, no par value (“Ordinary Shares”) of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”). The Issuer’s principal executive offices are located at 226-230 Liverpool Street, Darlinghurst, NSW 2010, Australia. Except as otherwise specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Initial Schedule 13D. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Initial Schedule 13D is hereby amended and restated as follows:

The Reporting Persons (as defined below) beneficially own an aggregate of 11,907,025 Ordinary Shares (the “Subject Shares”), consisting of 4,465,525 Ordinary Shares and warrants to purchase 7,441,500 Ordinary Shares exercisable within 60 days of the date of this Amendment. The Subject Shares represent approximately 31.8% of the issued and outstanding Ordinary Shares (calculated in accordance with Regulation 13D).

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Initial Schedule 13D is hereby amended to add the following:

On January 12, 2024, in satisfaction of its obligations under the Nabors Backstop Agreement, Nabors Lux purchased 681,620 Ordinary Shares from Issuer at a purchase price of $10.20 per share. Funds for the purchase of the Ordinary Shares pursuant to the Nabors Backstop Agreement were derived from the working capital of Nabors Industries Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

NABORS LUX 2 S.A.R.L.

	By:	/s/ Henricus Reindert Petrus Pollmann
	Name:	Henricus Reindert Petrus Pollmann
	Title:	Type A Manager

NABORS INDUSTRIES LTD.

	By:	/s/ Mark Andrews
	Name:	Mark Andrews
	Title:	Corporate Secretary